APPROVED BY SHAREHOLDERS ON SEPTEMBER 12, 2008, SEPTEMBER 22, 2009, APRIL 30, 2010, MAY 10, 2011, AND MAY 4, 2012. AN AMENDED AND RESTATED VERSION OF THIS STOCK OPTION PLAN WAS APPROVED BY SHAREHOLDERS ON MAY 10, 2013. FURTHER AMENDMENTS TO THIS STOCK OPTION PLAN WERE APPROVED BY SHAREHOLDERS ON JUNE 8, 2016, AND JUNE 3, 2022. SCHEDULE “A” AMENDED AND RESTATED STOCK OPTION PLAN APPROVED BY SHAREHOLDERS ON SEPTEMBER 12, 2008, SEPTEMBER 22, 2009, APRIL 30, 2010, MAY 10, 2011, AND MAY 4, 2012. AN AMENDED AND RESTATED VERSION OF THIS STOCK OPTION PLAN WAS APPROVED BY SHAREHOLDERS ON MAY 10, 2013. FURTHER AMENDMENTS TO THIS STOCK OPTION PLAN WERE APPROVED BY SHAREHOLDERS ON JUNE 8, 2016, JUNE 3, 2022 AND MAY 30, 2025. 1. PURPOSE OF THE PLAN The Company hereby establishes a stock option plan for directors, senior officers, Employees, Management Company Employees and Consultants (as such terms are defined below) of the Company and its subsidiaries (collectively "Eligible Persons"), to be known as the "Sandstorm Gold Ltd. Stock Option Plan" (the "Plan"). The purpose of the Plan is to give to Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to five (5) years as determined by the board of directors of the Company, to buy shares of the Company at a price not less than the Market Price prevailing on the date the option is granted and as approved by the Board. 2. DEFINITIONS In this Plan, the following terms shall have the following meanings: 2.1 “Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time; 2.2 “Affiliate” means an “Affiliate” as defined in TSX Policies.shall have the meaning given to such term in the Securities Act; 2.2 "Associate" means an "Associate" as defined in the TSX Policies. 2.3 2.3 "Associate" where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that - 2 - person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person; 2.4 “Blackout Period” means a period during which designated employees of of time imposed by the Company cannot trade Shares, pursuant to the Company’s policy respecting restrictions on employee trading which is in effect at that time (which, for greater certainty, does not include the periodpolicies, upon certain designated persons during which a ceasethose persons may not trade order is in effect to whichany securities of the Company, or in respect of an Insider, that Insider, is subject).; 2.45 "Board" means the Board of Directors of the Company.; 2.56 “Business Day” means aany day other thanthat is not a Saturday, Sunday or statutory holiday, when banks are generally open for business (as defined in the City ofInterpretation Act (Canada) in Vancouver, in the Province of British Columbia, for the transaction of banking business. 2.67 "Change of Control" means the occurrence of any one or more of the following events: (a) a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Company or its successor; (b) the sale, exchange or other disposition to a person other than an affiliate of the Company of all, or substantially all, of the Company’s assets; (c) a resolution is adopted to wind-up, dissolve or liquidate the Company; (d) a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or (e) any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Company's outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect Directors); - 3 - For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities. 2.8 "Company" means Sandstorm Gold Ltd. and its successors.., a corporation organized under the Act and includes any successor corporation thereof; 2.9 "Consultant" has the meaning set out in Section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time (“NI 45-106”). 2.10 "Consultant Company" means, for an individual consultantConsultant, a corporation of which the individual consultantConsultant is an employee or shareholder, and a partnership of which the individual consultantConsultant is an employee or partner. 2.11 “Designated Affiliate” means the affiliates of the Company designated by the Board for purposes of the Plan from time to time; 2.112.12 "Disability" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from: (a) being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or (b) acting as a director or officer of the Company or its subsidiaries. 2.122.13 "Distribution" means a "Distribution" as defined in the Securities Act. 2.132.14 "Eligible Persons" has the meaning given to that term in paragraph 1 hereof. 2.142.15 "Employee" means an employee, including officers of the Company or of a Subsidiary, whether Directors or not, and includingincludes an officer of the Company or a Subsidiary, and includes both full-time and part-time employees, of the Company or any designatedDesignated Affiliate. 2.152.16 "Exchanges" means the Toronto Stock Exchange, the NYSE, and, if applicable, any other stock exchange or quotation system on which the Shares are listed or quoted from time to time.; 2.162.17 "Expiry Date" means the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised. 2.172.18 "Grant Date" means the effective date of each grant of Options under this Plan by the Board and specified in anthe applicable Option Agreement as the date on which an Option is granted. 2.182.19 “Holding Entity” has the meaning set out in Section 2.22 of NI 45-106. 2.192.20 "Insider" means an "Insider" as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company. 2.202.21 "Investor Relations Activities" has the meaning set out in Section 2.22 of NI 45-106. - 4 - 2.21 "Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in section 96 of the Securities Act. 2.22 "Management Company Employee" means an individual employed by a person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in investor relations activities.Investor Relations Activities; 2.23 "Market Price" of Shares at any Grant Date means the last closing price per Share on the Toronto Stock ExchangeTSX on the Grant Date, or if the Shares are not listed on any stock exchange, “Market Price” of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date. 2.24 “NYSE” means the New York Stock Exchange. 2.25 “Option" means an option to purchase Shares granted pursuant to, or governed by, this Plan and any pre-existing stock option plan of the Company. 2.26 "Option Agreement" means an agreement, substantially in the form attached hereto as Schedule "A", whereby the Company grants to an Optionee an Option. 2.27 "Optionee" means each of the Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators. 2.28 "Option Price" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5. 2.29 "Option Shares" means the aggregate number of Shares which an Optionee may purchase under an Option. 2.30 “Permitted Assign” means, for an Eligible Person: (i) a Holding Entity of such Eligible Person; or (ii) a RRSP, RRIF or TFSA of such Eligible Person; 2.31 “Person” or “person” includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency and any other form of entity or organization; 2.312.32 "Plan" means this Sandstorm Gold Ltd. Amended and Restated Stock Option Plan, as it may be amended from time to time.; 2.322.33 “RRIF” means a registered retirement income fund as defined in the Income Tax Act (Canada); 2.332.34 “RRSP” means a registered retirement savings plan as defined in the Income Tax Act (Canada); 2.342.35 "Shares" means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment., as adjusted in accordance with the provisions of this Plan;

- 5 - 2.352.36 "Securities Act" means the Securities Act, R.S.B.C. 1996, c.418, as amended, as at the date hereof.; 2.37 “Subsidiary” means a Person (other than an individual) which is controlled, directly or indirectly by the Company, whether as a result of registered or beneficial ownership of a majority of the voting securities of such Person, a contractual arrangement or otherwise; 2.362.38 “TFSA” means a tax-free savings account as described in the Income Tax Act (Canada); 2.372.39 “Trading Day” means any day on which the TSX is open for the trading. of the Shares; 2.382.40 “TSX” means the Toronto Stock Exchange.; 2.392.41 "TSX Policies" means the rules and policies included in the TSX Company Manual and “TSX Policy” means any one of them.; 2.402.42 "Unissued Option Shares" means the number of Shares, at a particular time, which have been reserved for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5this Plan, such adjustments to be cumulative.; 2.412.43 "Vested" means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of thetheir Option Agreement. Headings: The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan. Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires. References to this Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof. Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada. 3. GRANT OF OPTIONS 3.1 Option Terms The Board may from time to time authorize the issue of Options to Eligible Persons. The Option Price under each Option shall be not less than the Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five (5) years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee except in accordance with the terms of section 6.11 herein. The Board may not make any amendment which reduces the Option Price of any Option after the Options have been granted or any cancellation or termination of an Option prior to its expiry for the purpose of re- issuing Options to the same Optionee with a reduced Option Price, except in the case of an adjustment pursuant to section 5.3 herein. Furthermore, the Company is prohibited from: - 6 - (a) engaging in an Option buyout program pursuant to which out-of-the-money Options held by Optionees are purchased by the Company for cash; and (b) providing financial assistance in the form of a loan or otherwise to Optionees for the exercise of their Options. 3.2 Limits on Shares Issuable on Exercise of Options TheCommencing January 1, 2025, the maximum number of Shares which may be issuable from treasury under thethis Plan together withat any point in time, and subject to adjustment pursuant to the provisions of this Plan, shall not exceed 8.5 of the issued and outstanding 14,112,417 Shares. Global Combined Maximum Limit: Commencing effective January 1, 2025, at no time shall the number of Shares which have been reserved for issuance under Options which have been awarded by the Company and are OUTSTANDING under this Plan from time to time, combined with awards OUTSTANDING from time to time under all of the Company’s other previously established or proposed share based compensation arrangements shall not, exceed that number which is equal to 6.0% of the Company’s issued and outstanding Shares from time to time. The maximum number of Shares reserved for issuance from treasury under the Plan will be automatically replenished by that number of Shares which is equal to the number of Shares issued by the Company from time to time upon the exercise of any Options (the “Automatic Replenishment Feature”). Because of this Automatic Replenishment Feature and notwithstanding any other provision of the Plan, as required by the TSX, this Plan shall be subject to re-approval by the shareholders of the Company to be given by a resolution passed at a meeting of the shareholders of the Company and accepted by the TSX at least once every three (3) years following approval of the Plan (as amended) on the Grant Date (on a non-diluted basis).May 30, 2025, containing this Automatic Replenishment Feature. Shareholders will be requested to pass a resolution every three (3) years specifically approving unallocated entitlements under this Plan. However, all allocated awards under this Plan, such as Options which have been granted but not yet exercised, will continue unaffected. Also, if any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purposes of this Plan. The number of Options available for grant by the Company under this Plan, at any point in time, shall be calculated as follows, where: A = 14,112,417 B = the number of Options outstanding at any point in time then, A - B = the number of Options available for award by the Company under the Plan at that point in time, which, in any event, shall never exceed 14,112,417, unless subsequently amended and approved by the shareholders. The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one Eligible Person under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 52.0% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis); - 7 - (b) which may be issuable to Insiders under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5.0% of the Shares issued and outstanding on the Grant Date (on a non-diluted basis); and (c) which may be issued to Insiders under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve- month period shall not exceed 8.5.0% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis). In the event that the Company purchases Shares for cancellation from time to time pursuant to its Normal Course Issuer Bid(s), the Company shall be deemed to be in compliance with the foregoing maximum limits if, prior to such purchases and/or cancellations, the Company was in compliance with such specified maximum limits. Furthermore, the maximum equity value which may be granted by the Company to each non-Employee director (“Non-Employee Director”) under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed US$150,000 in any fiscal year, of which not more than US$100,000 may be in the form of Options granted under this Plan (the “Non- Employee Director Participation Limits”). The Non-Employee Director Participation Limits do not apply where the Company is making an initial grant to a new Non-Employee Director upon that person joining the Board. 3.3 Option Agreements Each Option shall be confirmed by the execution of an Option Agreement. Each grant of an Option under this Plan shall be evidenced by an Option Agreement between the Company and the Optionee. Each Option Agreement shall have a copy of the Plan attached thereto. Such Option Agreement shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Board deems appropriate for inclusion in an Option Agreement. The provisions of the various Option Agreements issued under the Plan need not be identical. To the extent that there is any inconsistency between the Plan and the Option Agreements or any other communications, the Plan shall prevail. The Company shall provide each Optionee with a copy of all amendments to this Plan. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. For stock options to Employees, Consultants, Consultant Companies or Management Company Employees, the Company is representing herein and in the applicable Stock Option Agreement that the Optionee is a bona fide Employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or its subsidiary. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan. 4. EXERCISE OF OPTION 4.1 When Options May be Exercised Subject to sections 4.3 and 4.4, an Option may be exercised to purchase any number of Shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter. In the event that the Expiry Date of an Option falls during, or within five (5) trading days of, a trading Blackout Period imposed by the Company, the Expiry Date of such Option shall automatically be extended to a date which is ten (10) trading days following the end of such Blackout Period (the “Extension Period”); provided that if an additional Blackout Period is subsequently imposed by the Company during the Extension Period, then such Extension Period shall be - 8 - deemed to commence following the end of such additional Blackout Period to enable the exercise of such Option within ten (10) trading days following the end of the last imposed Blackout Period. 4.2 Manner of Exercise The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee'sOptionee’s cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised. 4.3 Vesting of Option Shares The Directors, subject to the policies of the Exchanges, may determine and impose terms upon which each Option shall become Vested in respect of Option Shares. Subject to the other limits on Option grants set out in Section 3.2 hereof, all Options granted under the Plan shall Vest over a three (3) year period from the Grant Date (i.e. one-third shall vest on each of the first, second and third anniversaries of the Grant Date). 4.4 Termination of Employment If an Optionee ceases to be an Eligible Person, his or her Option shall be exercisable as follows: (a) Death or Disability If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall fully vest, if not already vested, and shall be exercisable to acquire all remaining Unissued Option Shares available pursuant to such Option at any time up to but not after the earlier of: (i) 365 days after the date of death or Disability; and (ii) the Expiry Date; (b) Termination For Cause If the Optionee, or in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee’s employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date. (c) Early Retirement, Voluntary Resignation or Termination Other than For Cause If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the

- 9 - Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person. For greater certainty, an Option that had not become Vested in respect of certain Unissued Option Shares at the time that the relevant event referred to in this paragraph 4.4 occurred, shall not be or become vested or exercisable in respect of such Unissued Option Shares and shall be cancelled. 4.5 Effect of a Take-Over Bid If a bona fide offer ( an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon (subject to the approval of the Exchanges) all Option Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if: (a) the Offer is not completed within the time specified therein; or (b) all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof, then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to paragraph 4.3 shall be reinstated. If any Option Shares are returned to the Company under this paragraph 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares. 4.6 Acceleration of Expiry Date If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer. The Directors shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than five (5) business days notice is required and more than 30 days notice is not required. 4.7 Effect of a Change of Control In the event of a Change of Control and if, at the time of the Change of Control: (a) the Optionee is an Employee of the Company and, within 12 months of such Change of Control, the Company terminates the employment or services of said Optionee/Employee for any reason other than just cause or any “event of termination” occurs (as defined in the employment agreement or other contractual arrangement in place between the Optionee/Employee and the Company) (the - 10 - “Event of Termination”), then, on the date of such Event of Termination, all of the Optionee’s Options will immediately fully vest, if not already vested; (b) the Optionee is not an Employee of the Company, then all of the Optionee’s Options will immediately fully vest on the date of the Change of Control, if not already vested. In either of the foregoing events, as the case may be, all Options so vested may be exercised in whole or in part by the Optionee from such applicable date until their respective Expiry Dates, subject to the terms of any employment agreement or other contractual arrangement in place between the Optionee and the Company. If an Optionee elects to exercise his/her Options following a Change of Control, the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Shares to which he/she was entitled upon such exercise, the kind and amount of shares and other securities, property or cash which such Optionee could have been entitled to receive as a result of such Change of Control, on the effective date thereof, had he/she been the registered holder of the number of Shares to which he/she was entitled to purchase upon exercise of such Options. 4.8 Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement If the Optionee, or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee. 4.9 Shares Not Acquired Any Unissued Option Shares not acquired by an Optionee under an Option which has expired may be made the subject of a further Option pursuant to the provisions of the Plan. 5. ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES 5.1 Share Reorganization Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option: (a) the Option Price will be adjusted to a price per Share which is the product of: (i) the Option Price in effect immediately before that effective date or record date; and (ii) a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and - 11 - (b) the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii). If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded as no fractional Shares may be issued under this Plan. In the event the calculated number of Shares to be issued hereunder is a fraction, the Optionee will receive the next lowest whole number of Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest. All such adjustments shall be conclusive, final and binding for all purposes of this Plan. 5.2 Special Distribution Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares; (a) shares of the Company, other than the Shares; (b) evidences of indebtedness; (c) any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the Company has determined to be outside the normal course); or (d) rights, options or warrants; then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution. 5.3 Corporate Organization Whenever there is: (a) a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2; (b) a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or (c) a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation; (any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he/she would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he/she had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Directors. - 12 - 5.4 Determination of Option Price and Number of Unissued Option Shares If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company’s auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees. 5.5 Regulatory Approval Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of paragraphs 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction. 6. MISCELLANEOUS 6.1 Right to Employment Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment. 6.2 Presence of Clawback Policy The Company has a Clawback Policy (the “Clawback Policy”) in place which applies in the event of a material restatement (“Restatement”) of the Company’s financial results as a result of material non- compliance with financial reporting requirements. The recoverable amount under the Clawback Policy is “the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement”. The Clawback Policy applies to any Incentive-Based Compensation, including Options granted under this Plan, which are granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (as defined in the Clawback Policy) paid to an Executive Officer (as defined in the Clawback Policy, which includes the Chief Executive Officer) during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results. Kindly refer to the full text of the Clawback Policy for complete details. 6.3 Presence of Stock Ownership Guidelines Policy The Company has a Stock Ownership Guidelines Policy (the “Stock Ownership Policy”) in place which applies to specific executive officers of the Company (including the Chief Executive Officer) and to Non- Employee Directors of the Company (collectively referred to in the Stock Ownership Policy as “Participants”) and states that, while the Participant is not in compliance with his/her ownership requirement under the Stock Ownership Policy, the Participant must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of Options or the vesting of any restricted share rights granted to the Participant by the Company. “Net Shares” are those Shares which remain after Shares are sold to pay any applicable exercise price for Options and to satisfy any tax obligations arising in connection with the exercise of Options or the vesting of restricted share rights, as the case may be. Kindly refer to the full text of the Stock Ownership Policy for complete details. 6.4 Necessary Approvals

- 13 - The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchanges and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company. 6.5 Administration of the Plan The Directors shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Directors shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company. 6.6 Withholding Taxes The exercise of each Option granted under the Plan is subject to the condition that if at any time the Company determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Company. In such circumstances, the Company may require that the Optionee pay to the Company, in addition to and in the same manner as the exercise price for the Shares, such amount as the Company is obliged to remit to the relevant tax authority in respect of the exercise of the Option. Alternatively, the Company shall have the right in its discretion to satisfy any such liability for withholding or other required deduction amounts by retaining or acquiring any Shares acquired upon exercise of any Option, or retaining any amount payable, which would otherwise be issued or delivered, provided or paid to an Optionee by the Company, whether or not such amounts are payable under the Plan. 6.7 Amendments to the Plan (a) The Directors may at any time and from time to time, and without shareholder approval amend any provision of the Plan, or any Options granted hereunder, or terminate the Plan, subject to any applicable regulatory or Exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments: (i) to sections 4.1 and 4.2 relating to the exercise of Options; (ii) deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws; (iii) to the definitions set out in section 2; (iv) to the change of control provisions provided for in the Plan. For greater certainty, any change made to the change of control provisions shall not allow Optionees to be treated any more favourably than other holders of Shares with respect to the consideration that the Optionees would be entitled to receive for their Shares upon a Change of Control; (v) to section 6.5 relating to the administration of the Plan; - 14 - (vi) to the vesting provisions of any outstanding Options as contemplated by the Plan; (vii) fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Optionee may from time to time be resident or a citizen; and (viii) to add a cashless exercise feature to the Plan, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from the Plan reserve. (b) Notwithstanding section 6.7(a) above, the Board shall not be permitted to: (i) amend section 3.2 in order to increase the maximum number of Shares which may be issued under the Plan or in order to increase the Insider participation limited; (ii) make any amendment which reduces the exercise price of any Option after the Options have been granted or any cancellation or termination of an Option prior to its expiry for the purpose of re-issuing Options to the same Optionee with a reduced exercise price, except in the case of an adjustment pursuant to section 5.3 herein; (iii) make any amendment which increases the Non-Employee Director Participation Limits set out in section 3.2 of the Plan; (iv) make any amendment which extends the expiry date of any Option beyond the original expiry date, except in the case of an extension due to a Blackout Period; (v) make any amendment which would permit an Option granted under the Plan to be transferable or assignable by any Optionee other than as currently permitted under the Plan; (vi) make any amendment to this section 6.7 of the Plan so as to increase the ability of the Board to amend the Plan without shareholder approval; in each case without having first obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to increase the Insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of the Shares, excluding Shares voted by Insiders who are Eligible Persons. (c) Any amendment or termination shall not materially and adversely alter the terms of conditions of any Option or materially or adversely impair any right of any Optionee under any Option granted prior to the date of any such amendment or termination without the consent of such Optionee. (d) If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules adopted by the Board and in force at such time, will continue in effect so long as any Options under the Plan or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or Options it would be entitled to make if the Plan were still in effect. - 15 - 6.8 Form of Notice A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company. 6.9 No Representation or Warranty The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan. 6.10 Compliance with Applicable Law If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent requirednecessary to bring such provision into compliance therewith. 6.11 No Assignment or Transfer Options shall be non-assignable and non-transferable by the Optionee otherwise than by will or the laws of descent and distribution, and shall be exercisable only by the Optionee during the lifetime of the Optionee and only by the Optionee’s legal representative after the death of the Optionee. Provided however, that Options may be assigned by an Eligible Person to whom an Option has been granted to a Permitted Assign of such Eligible Person, following which such Options shall be non-assignable and non-transferable by such Permitted Assign, except to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable only by such Permitted Assign during the lifetime of the Permitted Assign and only by such Permitted Assign’s legal representative after death of such Permitted Assign. An improper transfer of any Option will not create any rights in the purported transferee, will cause the immediate termination of the Options and the Company will not issue any Shares upon the attempted exercise of improperly transferred Options. 6.12 Rights of Optionees An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering). 6.13 Previously Granted Options Stock options which are outstanding under pre-existing stock option plan(s) of the Company as of the effective date of this Plan shall continue to be exercisable and shall be deemed to be governed by and be subject to the terms and conditions of this Plan except to the extent that the terms of this Plan are more restrictive than the terms of such pre-existing plan(s) under which such stock option were originally granted, in which case the applicable pre-existing plan(s) shall govern. 6.14 Conflict In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern. 6.15 Governing Law The Plan and each Option Agreement issued pursuant to the Plan shall be governed by and construed in accordance with the laws of the provinceProvince of British Columbia. - 16 - 6.16 Time of Essence Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time. 6.17 Entire Agreement This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written. Amendments to this Plan were last approved by the Board of Directors on May 2, 2024April 9, 2025. Amendments to this Plan were last approved by the Shareholders on June 3, 2022May 30, 2025.

SCHEDULE "A" SANDSTORM GOLD LTD. STOCK OPTION PLAN - OPTION AGREEMENT This Option Agreement is entered into between SANDSTORM GOLD LTD. (the "Company") and the OPTIONEE named below pursuant to the Company Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that: 1. on , 20 (the "Grant Date"); 2.  (the "Optionee"); 3. was granted the option (the "Option") to purchase  common shares (the "Option Shares") of the Company; 4. for the price (the "Option Price") of C$ per share; 5. which rights to purchase the Option Shares under the Option may be exercised and will vest as follows: (a) ● (●) of the total number of share options granted will vest  () MONTHS after the Grant Date, being ; (b) a further (●) of the total number of share options granted will vest  () MONTHS after the Grant Date, being ; and (c) a further  () of the total number of share options granted will vest  () MONTHS after the Grant Date, being ; and 6. the Option will terminate on  (the "Expiry Date"); all on the terms and subject to the conditions set out in the Plan. For greater certainty, Option Shares continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan. Where the Optionee is resident in or otherwise subject to the securities laws of the United States, the Optionee acknowledges that any Option Shares received by him/her upon exercise of the Option have not been registered under the United States Securities Act of 1933, as amended, or the Blue Sky laws of any state (collectively, the "Securities Acts"). The Optionee acknowledges and understands that the Company is under no obligation to register, under the Securities Acts, the Option Shares received by him/her or to assist him/her in complying with any exemption from such registration if he/she should at a later date wish to dispose of the Option Shares. The Optionee acknowledges that the Option Shares shall bear a legend restricting the transferability thereof, which legend may be substantially in the following or other required form: "The shares represented by this certificate have not been registered or qualified under the United States Securities Act of 1933, as amended or state securities laws. The shares may not be offered for sale, sold, pledged or otherwise disposed of unless so registered or qualified, unless an exemption exists or unless such disposition is not subject to U.S. federal or state securities laws, and the Company may require that the availability of any exemption or the inapplicability of such securities laws be established by an opinion of counsel, which opinion of counsel shall be reasonably satisfactory to the Company." By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement. - 2 - Acknowledgement – Personal Information The undersigned hereby acknowledges and consents to: (a) the disclosure to the Toronto Stock Exchange and all other regulatory authorities of all personal information of the undersigned obtained by the Company; and (b) the collection, use and disclosure of such personal information by the Toronto Stock Exchange and all other regulatory authorities in accordance with their requirements, including the provision to third party service providers, from time to time. IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the  day of , 20 . Signature Print Name Address SANDSTORM GOLD LTD. Per: Authorized Signatory